MANAGEMENT INFORMATION CIRCULAR

As at April 1, 2010
unless otherwise noted

_________________________________________

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Yukon-Nevada Gold Corp. (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

Note:

The term "shareholder" as defined in the Business Corporations Act S.B.C. 2002, c.57 (the "Act"), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

(a)	in the case of a company incorporated before the coming into force of the Act, a subscriber, or

(b)	in the case of a company incorporated under the Act, an incorporator.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the shareholder (the “Registered Shareholder”). The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the “Management Proxyholders”).

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

The persons named in the accompanying Form of Proxy are nominees of the Company's management. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so either by:

(a)	STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b)	BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Trust Company, Corporate Trust Department, or to the registered office of the Company, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with the requirements of National Policy 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and proxy (collectively the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting. Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors:

(a)	any director or executive officer of the Company at any time since the commencement of the Company's last completed financial year;

(b)	any proposed nominee for election as a director of the Company; and

(c)	any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

The consolidated financial statements of the Company for the fiscal year ended December 31, 2009 (the “Financial Statements”), including the accompanying notes and the auditor’s report and Management’s Discussion and Analysis (“the MD&A), will be presented to the shareholders at the Meeting. These documents are available on both SEDAR (www.sedar.com) and the Company’s website (www.yukon-nevadagold.com).

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will recommend to the Meeting to appoint KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, B.C., V7Y 1K3, as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

KPMG LLP was first appointed auditor of the Company in February 2007.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "Common Shares"), of which 624,751,195 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed April 8, 2010 as the record date for the determination of the shareholders entitled to vote at the Annual General Meeting.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns or controls or directs, directly or indirectly voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company, other than as set out below:

Name	No. of Shares	Percentage of Issued and Outstanding
Orifer s.a.(1)	151,804,000	24.30%
Sprott Asset Management (as Portfolio Manager)	79,722,062	12.76%

(1)	Orifer s.a. is a private company the sole shareholder of which is Jean-Edgar de Trentinian, a director of the Company.

CHANGE OF ARTICLES

Rotating Directors

At the Meeting, the shareholders will be asked to consider, and the directors recommend the shareholders approve, a special resolution which provides for the amendment to the Company's Articles whereunder the Board of Directors will be divided into three classes with the initial terms of the directors of these classes expiring at the annual general meetings to be held in 2011, 2012 and 2013, respectively, and the terms of the replacement directors (or the incumbent directors if re-elected) expiring at the third annual general meeting next following the election of such director. By staggering the three-year terms of the directors, management believes the Company will benefit from continuity of management.

The text of the special resolution, in substantially the form to be presented to the shareholders, subject to such changes not affecting the general intent as may be required by the regulatory authorities or by counsel for the Company is set forth below:

“BE IT RESOLVED, as a special resolution, that the Articles of the Company be amended by deleting Part 14, “Election and Removal of Directors”, in its entirety and substituting therefor a new Part 14, “Election and Removal of Directors”, which will provide for staggered terms for directors of the Company by dividing the board into three classes, each having different retirement dates.”

In accordance with the Business Corporations Act (British Columbia) and the Articles of the Company, a "special resolution" means a resolution passed by a majority of not less than 2/3 of the votes cast by those shareholders of the Company, who, being entitled to do so, vote in person or by proxy at a general meeting of the Company where not less than 21 days' notice of the general meeting has been given.

A copy of the new Part 14 will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to May 13, 2010, being the date of the Meeting, and at the Meeting.

DETERMINATION OF NUMBER OF DIRECTORS

The authority to determine the number of directors of the Company rests with the shareholders. The Articles of the Company provide that the number of directors, excluding additional directors, may be fixed or changed from time to time by ordinary resolution whether previous notice thereof has been given or not. Management proposes to determine the number of directors comprising the Board of Directors at nine (9) and the approval of the shareholders is therefore being sought in this regard.

ELECTION OF DIRECTORS

The Board of Directors presently consists of seven directors and, as set forth above, it is intended to determine the number of directors at nine and to elect nine directors for the ensuing year.

The persons named in the following table are proposed by management for election as directors of the Company. In the event the shareholders do not approve the special resolution amending the Articles of the Company, each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

In the event that the shareholders approve the special resolution amending the Articles of the Company, the initial terms of the directors will be as set forth below:

Class	Name of Director	Expiry of Term
Class I	George Leary	2011
	Jean-Edgar de Trentinian	2011
	Simon Solominidis	2011
Class II	John H. Resing	2012
	John Greenslade	2012
	John Fox	2012
Class III	Graham Dickson	2013
	Robert F. Baldock	2013
	Robert Chafee	2013

Thereafter, each director will be elected for a three-year term, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the expiry of the term or until a successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Province and Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years(3)	First and Present Position with the Company(1)(2)	Approx. no. of voting securities beneficially owned, or controlled or directed, directly or indirectly(4)
Director whose terms of office will expire at the Annual General Meeting in 2011(5)
Jean-Edgar de Trentinian Switzerland	President and CEO of Orifer s.a.; Director of Carrefour s.a. from 1993 to 2008.	Director, August 1, 2009 to date	151,804,000(11)
George Leary Alberta, Canada	President and CEO of Bayswater Uranium Corporation since 2006; Consultant since 1981.	Nominee	0

Name, Province and Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years(3)	First and Present Position with the Company(1)(2)	Approx. no. of voting securities beneficially owned, or controlled or directed, directly or indirectly(4)
Simon Solominidis Switzerland	Independent Consultant since 2008; Director of Software for Hewlett Packard from 1976 to 2008.	Director, August 1, 2009 to date	0
Directors whose terms of office will expire at the Annual General Meeting in 2012(5)
John R.W. Fox (8)(9)(10) British Columbia, Canada	President, Laurion Inc.	Director, March 18, 2005 to date	259,800
John Greenslade British Columbia, Canada	President of Baja Mining Corp. since April 20, 2004, President of Minterra Resource Corp. (a mineral exploration company currently inactive), President of Catalyst Copper Corp. (a mineral exploration company).	Nominee	0
John Resing, J.D., C.P.A. Washington, USA	President of Milestone Capital since 1985.	Nominee	0
Directors whose terms of office will expire at the Annual General Meeting in 2013(5)
Robert F. Baldock British Columbia, Canada	President and Chief Executive Officer of the Company; President and Chief Executive Officer of Monument Mining Limited; June 2005 to date.	President and CEO, May 21, 2009 to date; Director, April 17, 2009 to date;	0
Robert E. Chafee(7)(8)(9)(10) Ontario, Canada	CEO, Tonolli Canada, and Antamex International Inc.	Director, May 19, 2005 to date	10,426,143
Graham C. Dickson British Columbia, Canada	Chief Operating Officer of the Company.	COO, May 21, 2009 to date; Director April 11, 1997 to date; President, CEO, April 11, 1997 to May 21, 2009	2,414,000(6)

1.	The term of office of the directors will expire at the Company’s Annual General Meeting in 2010.
2.	For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.
3.	Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.
4.	Securities beneficially owned by directors are based on information furnished to the Company by the nominees.
5.

In the event the shareholders do not approve the special resolution amending the Articles of the Company, each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

6.	92,000 of these shares are held in the name of Celec Inc., a non-reporting company controlled by Graham Dickson.
7.	Member of the Audit Committee.
8.	Member of the Corporate Governance Committee.
9.	Member of the Compensation Committee.
10.	Member of the Disclosure Committee.

11.	The shares are held in the name of Orifer s.a., a private company, the sole shareholder of which is Jean-Edgar de Trentinian.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed in this Information Circular, none of the directors or executive officers of the Issuer or a shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, has been a director or officer of any other issuer that, while that person was acting in that capacity:

(a)	was the subject of an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)

was subject to an event that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

During the 10 years prior to the date hereof, no director or executive officer of the Issuer, or a shareholder holding sufficient securities of the Issuer to affect materially the control of the Issuer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Subsequent to January 1, 2009, no director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is or has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

STATEMENT OF EXECUTIVE COMPENSATION

“CEO” means an individual who acted as chief executive officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

“closing market price” means the price at which the company’s security was last sold, on the applicable date,

(a)	in the security’s principal marketplace in Canada, or
(b)	if the security is not listed or quoted on a marketplace in Canada, in the security’s principal marketplace;

“company” includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of Section 3870 of the Handbook;

“external management company” includes a subsidiary, affiliate or associate of the external management company;

“grant date” means a date determined for financial statement reporting purposes under Section 3870 of the Handbook;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“NEO” or “named executive officer” means each of the following individuals:

(a)	a CEO;
(b)	a CFO;
(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6), for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

“NI 52-107” means National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting Currency;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

“replacement grant” means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;

“repricing” means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option;

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

Compensation Discussion and Analysis

The Company has a Compensation Committee of which the current members are Robert Chafee, Simon Solomonidis and Jean Edgar de Trentinian. Each member of this committee is an independent director. The function of this committee is to assist the Board of Directors in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company. Specifically, this committee has been empowered to evaluate the performance of the President of the Company and to recommend to the Board of Directors the compensation level of the President; to review the compensation levels of the executive officers of the Company and to report thereon to the Board of Directors; to conduct such surveys and studies as the committee deems appropriate to determine competitive salary levels; to review the strategic objectives of the stock option and other stock-based compensation plans of the Company; to review management’s administration of these plans to review management’s strategy for succession planning and to consider any other matters which, in the committee’s judgment, should be taken into account in reaching the recommendation to the Board of Directors concerning the compensation levels of the Company’s executive officers.

Report on Executive Compensation

The Compensation Committee meets as required, but at least four times per year. In carrying out its mandate, the Committee assesses on an annual basis the performance of the Chief Executive Officer against established objectives. It also reviews performance reports submitted for other executive officers.

Compensation Philosophy and Process

The Compensation Committee reviews the executive total compensation package (base pay, incentive pay, benefits perquisites) annually and makes a recommendation to the Board and evaluates the President’s performance and recommends approval of the consolidated appraisal statement to the Board.

Chief Executive Officer Compensation Summary

For the period January 1, 2009 to May 21, 2009 Mr. Dickson, the former Chief Executive Officer was compensated in the amount of $107,397;

For the period May 22, 2009 to December 31, 2009 Mr. Baldock, the Company’s Chief Executive Officer was compensated in the amount of $227,068.

Performance Graph

The following graph compares the cumulative total shareholder return for $100 invested in Common Shares of the Company on April 13, 2005 against the cumulative total shareholder return of $100 invested in the S&P/TSX Composite Index from April 13, 2005 to (a) December 31, 2009 and (b) April 8, 2010. The starting point of April 13, 2005 is used as the Company began trading on the TSX on this date and had no trading history for the five years prior to this date.

Executive Compensation

During the fiscal year ended December 31, 2009, the Company had three Named Executive Officers (for the purposes of applicable securities legislation), namely:

(a)	Robert F. Baldock, the President and Chief Executive Officer
(b)	Graham Dickson, Chief Operating Officer and former President and Chief Executive Officer; and
(c)	Shaun Heinrichs, Chief Financial Officer.

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

Non-Equity Incentive Plan Compensation $
Name and Principal Position	Year	Salary ($)	Share Based Awards ($)	Option Based Awards $	Annual Incentive Plans	Long- Term Incentive Plans	Penson Value ($)	All other conmpen- sation ($)	Total Compen- sation ($)
Robert Baldock President and CEO (1)	2009	184,110	Nil	199,844	Nil	Nil	Nil	42,959	426,913
Graham Dickson, COO(2)	2009 2008 2007	280,000 299,068 163,333	Nil	199,844 - 1,961,220	Nil	Nil	Nil	Nil 103,274(3) Nil	479,844 402,342 2,124,553
Shaun Heinrichs, CFO(4)	2009 2008	182,603 123,788(5)	Nil	99,922 248,243	Nil	Nil	Nil	Nil	282,525 372,031

(1)	President and Chief Executive Officer commencing May 21, 2009.
(2)	President and Chief Executive Officer until May 21, 2009 and Chief Operating Officer commencing May 21, 2009.
(3)	Compensation in accordance with Contract with Celec Inc. until May 31, 2007, being the date the Celec Agreement was terminated.
(4)	Appointed Chief Financial Officer November 21, 2008.
(5)	Salary includes $104,029 which was paid to Mr. Heinrichs as the controller during 2008, prior to being appointed to Chief Financial Officer.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2009, for Executive Officers:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Robert Baldock	4,000,000	$0.15	July 26, 2014	455,000	3,000,000	256,942
Graham Dickson	4,000,000 1,000,000 600,000	$0.15 $1.74 $2.77	July 26, 2014 August 10, 2012 January 5, 2012	455,000 N/A N/A	3,000,000	256,942
Shaun Heinrichs	2,000,000 200,000	$0.15 $1.60	July 26, 2014 March 28, 2013	227,500 N/A	1,500,000	128,471

(1)

The fair value of the options as determined by the Black-Scholes pricing model was $1,141,968 (December 31, 2008 -$nil) of which the amount that had vested was expensed. The weighted average fair value of the options was $0.1142 (December 31, 2008 - $nil) per option.

(2)	“In-the-money” means the excess of the market value of the common shares of the Company on December 31, 2009 ($0.215) over the base price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2009, for each Executive Officer:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert Baldock	$199,844	Nil	Nil
Graham Dickson	$199,844	Nil	Nil
Shaun Heinrichs	$99,922	Nil	Nil

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Company or any of its subsidiaries and a Named Executive Officer. There is no compensatory plan or arrangement, including payments to be received from the Company or any of its subsidiaries, with respect to the Named Executive Officers.

Director Compensation

During the Financial Period, no compensation was paid or is payable by the Company to its directors, other than the Chief Executive Officer (the “Other Directors”), or its subsidiaries, if any, for their services:

(a)	in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b)	as consultants or experts

except as set forth below and as otherwise herein disclosed:

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options.

Director Compensation Table

Each of the Company’s Other Directors is paid an annual retainer of $12,000, to be paid quarterly and receives $750 for each meeting of directors attended, with the Chairman of a meeting receiving $1,000 per meeting.

The compensation provided to the Company’s Other Directors, for the most recently completed financial year of December 31, 2009 is:

Name	Fees earned ($) (1)	Share- based Awards ($)	Option- based awards ($) (2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation(3) ($)	Total ($)
Terry Eisenman	$2,250	Nil	199,844	Nil	Nil	Nil	$202,094
Jean-Edgar de Trentinian	$5,250	Nil	57,098	Nil	Nil	Nil	$62,348
John Fox	$4,500	Nil	57,098	Nil	Nil	Nil	$61,598
Robert Chafee	$8,250	Nil	57,098	Nil	Nil	Nil	$65,348
Simon Solomonidis	$6,750	Nil	57,098	Nil	Nil	Nil	$63,848

(1)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.
(2)	The amount represents the fair value, on the date of grant, of awards made under the Company’s Stock Option Plan.
(3)	Includes all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly.

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2009, for each Other Director of the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Terry Eisenman	4,000,000 100,000 30,000 100,000	$0.15 $1.63 $1.61 $0.82	July 26, 2014 June 25, 2012 April 2, 2012 January 26, 2011	Nil	Nil	Nil
JE de Trentinian	1,000,000	$0.15	July 26, 2014	Nil	Nil	Nil
John Fox	500,000 200,000 50,000 250,000	$0.15 $1.74 $2.77 $0.60	July 26, 2014 August 10, 2012 January 5, 2012 April 14, 2010	Nil	Nil	Nil
Robert Chafee	500,000 200,000 50,000 250,000	$0.15 $1.74 $2.77 $0.60	July 26, 2014 August 10, 2012 January 5, 2012 October 1, 2010	Nil	Nil	Nil
Simon Solomonidis	500,000	$0.15	July 26, 2014	Nil	Nil	Nil

(1)

The fair value of the options issued as determined by the Black-Scholes pricing model was $1,084,869 of which the vested amount was expensed. The weighted average fair value of the options was $0.571 per option.

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2009, for each Other Director of the Company:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Terry Eisenman	199,842	N/A	Nil
Jean-Edgar de Trentinian	65,000	N/A	Nil
John Fox	32,500	N/A	Nil
Robert Chafee	32,500	N/A	Nil
Simon Solomonidis	32,500	N/A	Nil

The Company does not have any long-term incentive, retirement, pension plan or other arrangement for non-cash compensation to our Directors, except incentive stock options.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the Stock Option Plan, as described below under the heading “Stock Option Plan”.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2009.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	25,400,000	$0.40	26,059,689
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	25,400,000	$0.40	26,059,689

STOCK OPTION PLAN

Summary of General Requirements

The Company has an Incentive Stock Option Plan (the “Plan”) which complies with the rules set forth for such plans by the Toronto Stock Exchange (the “TSX”). The Plan is a “rolling” stock option plan under which options may be granted equal in number to 10% of the issued and outstanding capital of the Company at the time of grant of the stock option. Under the policies of the TSX, stock option plans are required to be approved by the shareholders every three years and submitted to the Exchange for acceptance. The Company has made certain clerical amendments to the Plan to delete any reference to Queenstake Resources Ltd. and to up-date a reference to securities law; which amendments were made without shareholder approval in accordance with the amendment provision of the Plan. As at April 14, 2010, the Company had 47,742,000 stock options outstanding (7.64% of the Company’s issued and outstanding share capital).

The following is a summary of the material terms of the Plan:

(a)

all options granted under the Plan are non-assignable and non-transferable and can be exercised for up to a period of 10 years. The expiry date of outstanding Options held by Optionees which may expire during a restricted trading period, imposed by the Company in accordance with applicable securities laws (a "Blackout Period"), will be extended for a period of 10 business days commencing on the first business day after the expiry date of the Blackout Period to provide such Optionees with an extension to the right to exercise such Options.

(b)

if any Optionee dies holding an Option which has not been fully exercised, his personal representative, heirs or legatees may, at any time within 60 days of grant of probate of the will, or letters of administration of the estate of the decedent, or within one year after the date of such death, whichever is the lesser time (notwithstanding the normal expiry date of the Option) exercise the Option with respect to the unexercised balance of the Shares subject to the Option. The Plan provides that, subject to regulatory approvals, the directors may extend this exercise period;

(c)

stock options granted to employees or service providers (inclusive of management company employees), the Company is required to represent that the proposed optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(d)

if an optionee ceases to be employed by or to provide services to the Company or ceases to act as a director or officer of the Company or a subsidiary of the Company, except in the event of the death of the optionee, any option held by such optionee shall terminate within 30 days (previously set at 90 days, which amendment was made in accordance with the amendment provision of the Plan);

(e)

the price per Share at which Shares may be purchased upon the exercise of an Option will not be lower than the last recorded sale of a board lot of Shares on the TSX during the trading day immediately preceding the date of granting of the Option or, if there was no such sale, the weighted average trading price on the TSX of the Shares for the five trading days immediately preceding the date on which the Option is granted;

(f)

the number of Shares issuable to insiders of the Company, at any time, under all security-based compensation arrangements, cannot exceed 10% of the total issued and outstanding (as to a maximum of 5% with respect to any one individual) Shares; and the number of Shares issued to insiders, within any one year period, under all security-based compensation arrangements, cannot exceed 10% of the Company’s issued and outstanding Shares;

(g)	directors, officers, consultants and employees of the Company and its subsidiaries will be eligible to receive Options;

(h)

The Company’s Compensation Committee may, at its discretion, with respect to any Option, impose additional terms and conditions, including conditions for the vesting of Options, which are more restrictive on the Optionee than those provided for in the Plan;

(i)	pursuant to the policies of the TSX, the Company will be required to obtain disinterested shareholder approval if:

(i)

the number of options granted to Insiders of the Company, when combined with all other security compensation arrangements of the Company, could exceed 10% of the Company’s outstanding listed shares; and

	(ii)	for any amendment to an option held by an insider.

(j)

the Plan can be amended to reflect that the Board may, at any time, without further approval by the shareholders of the Company, amend the Plan or any Option granted under the Plan in such respects as it may consider advisable and, without limiting the generality of the foregoing it may do so to:

	(i)	amend typographical, clerical and grammatical errors;

	(ii)	reflect changes to applicable securities laws;

	(iii)	change the termination provisions of an Option or the Plan which do not entail an extension beyond the original expiry date;

	(iv)	include the addition of a cashless exercise feature, payable in cash or securities;

(v)

ensure that the Options granted under the Plan will comply with any provisions respecting the income tax and other laws in force in any country or jurisdiction of which an option holder to whom an Option has been granted may from time to time be resident or a citizen; and

	(vi)	reduce the exercise price of an Option for an option holder who is not an Insider.

Form of Resolution

The Shareholders will be asked to approve the following resolution at the Meeting:

“Be it resolved that:

1.	all unallocated options under the Stock Option Plan be and are hereby approved;

2.

the Company have the ability to continue granting options under the Stock Option Plan until May 13, 2013, that is until the date that is three (3) years from the date where shareholder approval is being sought; and

3.

any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determined to be necessary in order to give full effect to the intent and purpose of this resolution.”

At the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve the Plan. If the shareholders do not approve the renewal of Plan, the Company will be unable to grant any new options, but all existing options will remain in effect under the Plan. If any options are cancelled or expire unexercised, such options will not be available for further grant.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, former executive officers, directors and employees of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) as at the end of the most recently completed financial year, or as of the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company. The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a)	a director or executive officer of a reporting issuer;
(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;
(c)

any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Set forth below are details of material transactions in which “informed persons” have an interest:

Private Placements

In August 2009, certain investors purchased an aggregate of 41,050,000 units of the Company at a price of $0.10 per unit for a total purchase price of $4,105,000 by way of private placement. Each unit comprised one share and one Share Purchase Warrant (“Warrant”). Each Warrant entitles the holder to purchase one additional common share for a period of 30 months from closing at a price of $0.125 per share. Two directors purchased an aggregate of 1,100,000 units.

In March 2009, certain investors purchased an aggregate of 12,000,000 units of the Company at a price of $0.06 per unit for a total purchase price of $720,000 by way of private placement. Each unit comprised one share and one Share Purchase Warrant (“Warrant”). Each Warrant entitles the holder to purchase one additional common share for a period of 24 months from closing at a price of $0.08 per share. One director purchased 3,333,333 units.

MANAGEMENT CONTRACTS

There are no management functions of the Company or any of its subsidiaries which are to any substantial degree performed by a person other than a director or executive officer of the Company or any of its subsidiaries.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices, (“NI 58-101”) the Company is required to disclose, on an annual basis, its approach to corporate governance. The Company’s corporate governance practices comply with the applicable guidelines. A description of the Company’s corporate governance practices is set out in Schedule “A” to this Information Circular, in the format suggested by NI 58-101F1 Corporate Governance Disclosure.

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee of the Board of Directors of the Company operates under a written charter that sets out its responsibilities and composition requirements. See sections of the Company’s Annual Information Form which contains further information about the audit committee as required by Form 52-110F1.

ADDITIONAL INFORMATION

Additional information concerning the Company is available on SEDAR at www.sedar.com. Financial information concerning the Company is provided in the Company’s consolidated financial statements and Management’s Discussion and Analysis for the financial year ended December 31, 2009.

Shareholders wishing to obtain a copy of the Company’s financial statements and Management’s Discussion and Analysis may contact the Company as follows:

YUKON-NEVADA GOLD CORP.
490-688 West Hastings Street
Vancouver, B.C. V6B 1P1 Canada

BOARD APPROVAL

The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate governmental agencies, have been approved in substance by the directors of the Company pursuant to resolutions passed as of April 13, 2010.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
YUKON-NEVADA GOLD CORP.
“Robert F. Baldock”
Robert F. Baldock, President

Schedule “A” to the Information Circular of
Yukon-Nevada Gold Corp. (the "Company")

CORPORATE GOVERNANCE DISCLOSURE

The Company has adopted a Corporate Governance Policy Manual, the complete text of which is available at the Company’s web site at www.yukon-nevadagold.com.

Board of Directors

(a)	Disclose the identity of directors who are independent.

The Company’s Board of Directors is currently comprised of seven directors, of which five directors, Robert Chafee, John Fox, Jean-Edgar de Trentinian, Terry Eisenman and Simon Solomonidis have been determined by the Board to be independent as defined in NI 58-101.

(b)	Disclose the identity of directors who are not independent and describe the basis for that determination.

Robert Baldock is not independent by virtue of being an executive officer of the Company as defined in National Instrument 52-110 (“NI 52-110”).

Graham Dickson is not independent by virtue of being an executive officer of the Company as defined in NI 52-110.

(c)

Disclose whether not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

As set out above, the Board considers that a majority of the directors are independent according to the definition of “independence” set out in NI 52-110.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction:

Robert F. Baldock: Monument Mining Limited.

Graham Dickson: Monument Mining Limited.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non- independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Company’s Corporate Governance Manual provides for in-camera meetings of independent directors.

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(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Jean-Edgar de Trentinian, the Chair of the Board, is an independent director who presides as such at board meetings. Mr. de Trentinian’s role and responsibilities include: (i) ensuring that the boundaries between, and the respective responsibilities of, the Board and management are understood and respected; (ii) adopting procedures to ensure efficient and effective Board operation, including the scheduling of Board meetings, meetings and meetings of Board committees; (iii) setting the agenda of the Board and presiding over Board meetings; and (iv) communicating with management so that it is aware of concerns of the Board and shareholders.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the Company’s most recently completed financial year.

Since the beginning of the fiscal year that commenced January 1, 2009, until the date of this management proxy circular, the Board of Directors held 11 meetings attended by directors as follows:

Name	Board of Directors	Audit Committee	Acquisition Committee	Compensation Committee	Corporate Governance Committee	Disclosure Committee
Graham Dickson	11
Neil Steenberg(1)	6			1
Robert Chafee	9	4		2
John Fox	4			2
Peter Holbek(1)	5
Don MacDonald(3)	5	1
Iain Harris(2)	4	1
Robert Baldock(4)	8
JE de Trentinian(5)	4	3
Terry L. Eisenman (5)	4
Simon Solomonidis(5)	5	3		1

(1)	Ceased to be a director on August 1, 2009.
(2)	Ceased to be a director on May 21, 2009.
(3)	Ceased to be a director on June 12, 2009.
(4)	Appointed a director on April 17, 2009.
(5)	Appointed a director on August 1, 2009.

Board Mandate

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board of Directors has a comprehensive “terms of reference” which is contained in Appendix B of the Company’s Corporate Governance Manual. The entire Corporate Governance Manual is available for viewing at the Company’s website at www.yukon-nevadagold.com.

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Position Description

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Company has a written description for the Chair. The “terms of reference” for the Chair are as set out in Appendix D of the Corporate Governance Manual. .

(b)

Disclose whether or not the board and the CEO have developed a written description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities.

The “terms of reference” for the President and CEO are described in Appendix K of the Corporate Governance Manual.

Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding

	(i)	the role of the board, its committees and its directors

The Company’s comprehensive Corporate Governance Manual provides a clear description of the role of the Board, its committees and its directors.

	(ii)	the nature and operation of the Company’s business.

The continuous involvement of the Board in the strategic planning and review of the business operations for the Company provides the opportunity to orient new directors regarding the nature and operations of the Company’s business.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Corporate Governance Committee has overall responsibility for establishing continuing education programs for the Board as a whole. Certain directors have and will be taking such opportunities.

Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

	(i)	disclose how a person or company can obtain a copy of the code;
	(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

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The Company has, as contained in Appendix M of the Corporate Governance Manual, a comprehensive code of conduct and conflict of interest guidelines for Directors and Officers, including disclosure requirements.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Each director must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest. In addition, the director must excuse himself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

Appendices B, C and M of the Corporate Governance Manual clearly lay out the expectations of Director conduct.

Nomination of Directors

It is the responsibility of the Corporate Governance Committee to annually review the composition of the Board of Directors and make recommendations to the Board of Directors regarding any perceived necessary changes in the composition of the Board of Directors. The process is detailed in Appendices A and L of the Company’s Corporate Governance Manual.

Compensation

Board and Board Committee compensation is determined by the Corporate Governance Committee and approved by the Board as a whole. Compensation for the executive of the Company is determined by the Human Resources & Compensation Committee as delegated to it by the Board.

Other Board Committees

The Board of Directors has formally appointed the following committees:

(1) Audit Committee – which has the responsibility for reviewing the financial statements of the Corporation before such financial statements are approved by the Board of Directors and which has the general responsibility for reviewing the financial and internal controls, the accounting, audit and reporting activities of the Corporation, for reviewing annually the qualifications and objectivity of the Company's auditors, for making recommendations to the Board of Directors, in the case of any vacancy in the office of auditor as to the selection of the Company's auditors and their fees, for reviewing the scope, results and findings of the Company's auditor's audit and non-audit services, and for reviewing annually the status of significant current and potential legal matters.

(2) Corporate Governance Committee – which is responsible for matters of corporate governance generally including providing a list or nominees to the Board of Directors in respect of t h e appointment, reappointment or replacement of Directors.

(3) Human Resources and Compensation Committee – which provides oversight in ensuring a high quality of leadership and an employee relations strategy that provides for ongoing flexibility and productivity throughout the Company. The Committee ensures that the human resources plans and programs are designed to establish a challenging, productive and pleasant workplace for the Company’s employees, treating them with fairness, offering them competitive salaries and benefits and otherwise reflect the Company's human resources values and principles.

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(4) Acquisition Committee – which is responsible for which has the responsibility for reviewing potential acquisitions forwarded to it by the management of the Company for making recommendations to the Board of Directors to which potential acquisitions deserve continued follow up.

(5) Special Committee – which was an ad hoc committee formed in connection with the Company’s application for exemption pursuant to the provision in 604(e) of the TSX Company Manual. The Committee was subsequently disbanded.

(6) Disclosure Committee – which is responsible for the review and approval of all of the Company’s public disclosure.

The Company has no other committees in place at this time.

Assessments

Board and committee evaluations occur on a formal basis every two years. In years where there is no formal process, the onus for evaluations will lie with the committees to ensure their self-assessments are carried out and subsequently shared with the Corporate Governance Committee and the Board. Appendix J of the Corporate Governance Manual details the process for the Board, Chair and Committees.